UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934


                                 InterTAN, Inc.
              ----------------------------------------------------
                                 Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                     461120
              ----------------------------------------------------
                                 (CUSIP Number)

                   Mark C. Hill, Vice President and Secretary
                          Trans World Electronics, Inc.
                       100 Throckmorton Street, Suite 1900
                             Fort Worth, Texas 76102
                                 (817) 415-3924
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 1997
              ----------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percentof the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

CUSIP NO. 461120                                                  Pages 2 of 4


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 TRANS WORLD ELECTRONICS, INC. IRS # 75-0035470
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]   (b) [X]
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3 SEC USE ONLY

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4 SOURCE OF FUNDS
                                                     OO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(E)        [ ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                     TEXAS
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         7 SOLE VOTING POWER
NUMBER OF                                            NONE*
SHARES   ______________________________________________________________________
OWNED BY 8 SHARED VOTING POWER
EACH                                                 NONE
REPORTING______________________________________________________________________
PERSON   9 SOLE DISPOSITIVE POWER
WITH                                                 NONE*
         ----------------------------------------------------------------------
         10 SHARED DISPOSITIVE POWER
                                                     NONE*
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     NONE*
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [  ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%                (all outstanding common plus warrants)*
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14 TYPE OF REPORTING PERSON
                                                              CO
---------------------------------------------------------------------------

*Giving effect to the transaction described in Item 4 herein

                                   (2)

CUSIP NO. 461120                                                 Pages 3 of 4

Item 4 is hereby amended as follows:

Item 4. Purpose of Transaction

     InterTAN had issued Warrants to purchase 1,449,007 shares of InterTAN common stock, par value $1.00 per share (the "Warrants") to Trans World Electronics, Inc. ("TWE") pursuant to a Warrant Agreement dated August 5, 1993 between InterTAN and TWE (the "Warrant Agreement"). The Warrants were exercisable at the exercise price of $6.618 per share. The Warrants were issued as partial consideration for TWE's agreement to acquire certain debt of InterTAN and its subsidiaries, and for the renewal of certain license agreements between Tandy Corporation ("Tandy") and InterTAN and a Merchandise Agreement between A&A International, Inc. and InterTAN.

         The  Warrants  have  been  registered  with  the  Securities   Exchange
Commission.

     Pursuant to a November 11, 1997 letter of intent TWE, Tandy and InterTAN agreed that TWE will not effect any transactions regarding the Warrants until InterTAN repays to TWE the Series A Promissory Note or December 31, 1997, which ever occurs earlier. The letter of intent also provided that upon repayment in full by InterTAN of the Series A Promissory Note on or before December 31, 1997 TWE will surrender all 1,449,007 Warrants to InterTAN for cancellation. On December 30, 1997 InterTAN repaid TWE in full the Series A Promissory Note and on such date TWE surrendered to InterTAN all 1,449,007 Warrants for cancellation.























                                     (3)

CUSIP NO. 461120                                                 Pages 4 of 4

Item 5 is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

         (a)      Aggregate Number and Percent of Class of Securities:
                  NONE**
         (b)      Sole Voting and Dispositive Power:
                  NONE**
         (c)      Transactions in Common Stock During the Next Sixty Days:
                  See Response to Item 4.
         (e)      Date on Which Person Ceased to Own Securities:
                  December 30, 1997**

         **Giving effect to the disposition described in Item 4 herein.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 31, 1997        /s/ Dwain H. Hughes
                         -----------------------
                         Dwain H. Hughes
                         Vice President and
                         Treasurer

























                                     (4)